Issuer Free Writing Prospectus filed pursuant to Rule 433
supplementing the Preliminary Prospectus dated June 2, 2009
Registration No. 333-159655
June 2, 2009
Pricing Term Sheet
Tesoro Corporation
Pricing Supplement
Pricing Supplement dated June 2, 2009 to Preliminary Prospectus dated June 2, 2009 of Tesoro Corporation. This Pricing Supplement is qualified in its entirety by reference to the Preliminary Prospectus. The information in this Pricing Supplement supplements the Preliminary Prospectus and supersedes the information in the Preliminary Prospectus to the extent it is inconsistent with the information in the Preliminary Prospectus. Capitalized terms used in this Pricing Supplement but not defined have the meanings given them in the Preliminary Prospectus.

Issuer	Tesoro Corporation
Title of Security	9.75% Senior Notes due 2019
Aggregate Principal Amount	$300,000,000
Maturity	June 1, 2019
Public Offering Price	96.172% plus accrued interest, if any, from June 5, 2009
Coupon	9.75%
Yield to Maturity	10.375%
Spread to Treasury	+670 bps
Benchmark	UST 3.125% due 5/15/2019
Interest Payment Dates	June 1 and December 1 of each year, beginning on December 1, 2009
Record Dates	May 15 and November 15

Optional Redemption	On or after June 1, 2014, the Notes will be subject to redemption at any time and from time to time at the option of the Issuer, in whole or in part, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest, if any, thereon to the applicable redemption date, if redeemed during the twelve-month period beginning on June 1 of the years indicated below:

	Year	Percentage

	2014	104.875%
	2015	103.250%
	2016	101.625%
	2017 and thereafter	100.000%

	In addition, at any time and from time to time prior to June 1, 2014, the Issuer may at its option redeem all or a portion of the Notes at a redemption price equal to 100% of the principal amount thereof plus a “make-whole” premium, using a discount rate of Treasuries plus 0.50%

Optional Redemption with Equity Proceeds	At any time and from time to time before June 1, 2012, the Issuer may on any one or more occasions redeem up to 35% of the aggregate principal amount of the outstanding notes at a redemption price of 109.750% of the principal amount thereof, plus accrued and unpaid interest, if any, thereon, to the redemption date, with the net cash proceeds from certain equity offerings
Change of Control	101%
Gross Proceeds	$288,516,000
Underwriting Discount	2.00% per note, $6,000,000 in the aggregate
Net Proceeds to Issuer before Expenses	$282,516,000
Approximate Net Proceeds to
Issuer after Expenses	$281,766,000
Use of Proceeds	General corporate purposes
Trade Date	June 2, 2009
Settlement Date	June 5, 2009 (T+3)
Ratings	Ba1/BB+
Original Issue Discount	The issue price of the notes is less than the principal amount thereof by more than a de minimis amount, and therefore the notes will be issued with original issue discount for U.S. federal income tax purposes generally in an amount equal to that difference. See “Certain United States federal tax consequences” in the Preliminary Prospectus.

Joint Book-Running Managers	J.P. Morgan Securities Inc. Banc of America Securities LLC Wachovia Capital Markets, LLC RBS Securities Inc.
Co-Managers	BNP Paribas Securities Corp.
Calyon Securities (USA) Inc.
Daiwa Securities America Inc.
Fortis Securities LLC
Mitsubishi UFJ Securities (USA), Inc.
Mizuho Securities USA Inc.
Natixis Bleichroeder Inc.
PNC Capital Markets LLC
	Scotia Capital (USA) Inc.
Allocation	Name	Principal Amount of
		Notes to be Purchased
	J.P. Morgan Securities Inc.	$120,000,000
	Banc of America Securities LLC	42,000,000
	Wachovia Capital Markets, LLC	42,000,000
	RBS Securities Inc.	19,500,000
	BNP Paribas Securities Corp.	19,500,000
	Calyon Securities (USA) Inc.	6,000,000
	Daiwa Securities America Inc.	6,000,000
	Fortis Securities LLC	10,500,000
	Mitsubishi UFJ Securities (USA), Inc.	6,000,000
	Mizuho Securities USA Inc.	6,000,000
	Natixis Bleichroeder Inc.	6,000,000
	PNC Capital Markets LLC	10,500,000
	Scotia Capital (USA) Inc.	6,000,000
Denominations	$2,000 and integral multiples of $1,000
CUSIP/ISIN Numbers	CUSIP: 881609AW1
	ISIN: US881609AW18

Listing	None
Form of Offering	SEC Registered (Registration No. 333-159655)
Additional Information	In addition to the pricing information set forth above, the “Capitalization” section of the Preliminary Prospectus will be updated to reflect the following changes (in millions):
	• As adjusted Cash and cash equivalents	$438
	• As adjusted Senior notes offered hereby (2)	$300
	(2) The recorded amount of the notes offered hereby will be reduced by approximately $11 million to reflect the original issue discount.
Tesoro Corporation has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents that Tesoro Corporation has filed with the SEC for more complete information about Tesoro Corporation and this offering. You may get these documents for free by visiting the SEC Web site at www.sec.gov. Alternatively, Tesoro Corporation, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting J.P. Morgan Securities Inc., 270 Park Avenue, Floor 5, New York New York 10017, or by calling (212) 270-1477.